[redacted]

08031873

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden	
Hours per response	12.00

Washington, DC 108

RECD S.E.C.
FEB 29 2008
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIANT RESEARCH CORPORATION
[illegible]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3998 FAU BOULEVARD, SUITE 120
(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FARSHID TAFAZZOLI (561) 827-4268
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Farshid Tafazzoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Research Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public State of Florida
Christopher Nalley
My Commission DD721912
Expires 10/03/2011

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

VARIANT RESEARCH CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

VARIANT RESEARCH CORPORATION

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Research Corporation

We have audited the accompanying statement of financial condition of Variant Research Corporation (the "Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variant Research Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 28, 2008

VARIANT RESEARCH CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	854,468
Cash on deposit with clearing organization		106,055
Receivable from clearing organization		311,275
Prepaid expenses and other current assets		40,040
TOTAL CURRENT ASSETS		1,311,838
FURNITURE AND OFFICE EQUIPMENT, net		9,851
OTHER ASSETS		12,309
TOTAL	$	1,333,998

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	48,657
Payables to brokers and dealers		163,115
TOTAL CURRENT LIABILITIES		211,772
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding		-
Additional paid in capital		2,063,000
Deficit		(940,774)
TOTAL STOCKHOLDER'S EQUITY		1,122,226
TOTAL	$	1,333,998

The accompanying notes should be read with these financial statements.

VARIANT RESEARCH CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 3,043,768
Research sales	70,000
Interest	23,133
TOTAL REVENUES	3,136,901
EXPENSES:	
Compensation, commissions, and benefits	1,626,286
Quotations and research	172,652
Floor brokerage and othe clearance fees	210,054
Telephone	61,050
Occupancy	19,237
Professional services	54,885
General and administrative	37,709
Travel and entertainment	15,891
Licenses and registration	10,403
Exchange fees	40,515
Depreciation	9,747
Advertising and marketing	833
Insurance	3,475
TOTAL EXPENSES	2,262,737
INCOME BEFORE INCOME TAXES	874,164
INCOME TAXES	-
NET INCOME	$ 874,164

The accompanying notes should be read with these financial statements.

VARIANT RESEARCH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCES, January 1, 2007	$ -	$ 2,400,000	$ (1,814,938)	$ 585,062
Return of capital	-	(337,000)	-	(337,000)
Net income for the year ended December 31, 2007	-	-	874,164	874,164
BALANCES, December 31, 2007	$ -	$ 2,063,000	$ (940,774)	$ 1,122,226

The accompanying notes should be read with these financial statements.

VARIANT RESEARCH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 874,164
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,747
Changes in certain assets and liabilities:	
Receivable from clearing organization	(130,901)
Prepaid expenses and other current assets	(13,479)
Other assets	-
Accounts payable and accrued expenses	(71,555)
Payable to brokers and dealers	71,383
NET CASH PROVIDED BY OPERATING ACTIVITIES	739,359
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in cash on deposit with clearing organization	(4,843)
Acquisition of furniture and office equipment	(8,678)
NET CASH USED IN INVESTING ACTIVITIES	(13,521)
CASH FLOWS FROM FINANCING ACTIVITY:	
Return of capital	(337,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	388,838
CASH AND CASH EQUIVALENTS, Beginning of year	465,630
CASH AND CASH EQUIVALENTS, End of year	$ 854,468
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Research Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory, and venture capital businesses. The Company manages its customer accounts through Bears Stearns Securities ("Bear") on a fully disclosed basis. Bear provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated tax return filed by Holdings. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated, if any, is either remitted to or received from Holdings.

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,053,971, which was $953,971 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .20 to 1, based on aggregate indebtedness of $211,772 as of December 31, 2007.

NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2007:

Computer equipment	$ 40,679
Computer software	5,557
Furniture and fixtures	3,357
	49,593
Less: Accumulated depreciation	39,742
Furniture and office equipment, net	$ 9,851

NOTE 4. INCOME TAXES

A summary of income taxes for the year ended December 31, 2007 is as follows:

Current:	
Federal	$ 291,400
State	48,200
Total current provision	339,600
Deferred tax provision	-
Reversal of deferred tax asset allowance	(339,600)
Income taxes, net	$ -

The Company has used a combined federal and state effective tax rate of approximately 40% for all tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences. The Company has remaining net operating loss carryforwards of approximately $940,000 available to offset future taxable income and these tax net operating losses will begin to expire in 2023.

The Company had recorded a deferred tax asset as a result of previous years net operating losses totaling $705,600, and offset this amount with a deferred tax valuation allowance of the same amount in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. During 2007, $339,600 of the deferred tax valuation allowance was reversed, as the utilization of the deferred tax asset of the same amount was now more likely than not. The net deferred tax asset balance at December 31, 2007 on the accompanying statement of financial condition is approximately $366,000, and it remains fully offset by a deferred tax valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company sub-leased a portion of its office space through May 31, 2007 to First American Capital and Trading Inc., an entity partially owned by an owner of Holdings. First American Capital and Trading, Inc. reimbursed the Company $19,650 for rent and office expenses during the year ended December 31, 2007. Subsequent to May 31, 2007, First American Capital and Trading, Inc. vacated the sub-leased portion of the space.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company currently leases office space in Boca Raton, Florida. The lease expires on December 31, 2010 and the Company has an option to renew for an additional five years. The Company is currently subleasing a portion of its office space to an unrelated third party. The Company charges the third party 80% of the occupancy costs incurred.

NOTE 6. COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments and sublease income to be received as of December 31, 2007 are as follows:

	Rent	Sublease	Net
2008	$ 76,629	$ 61,303	$ 15,326
2009	79,172	63,338	15,834
2010	81,245	64,996	16,249

Total rental expense net of the sublease income of $54,184 was $19,237 for the year ended December 31, 2007 and is included in occupancy on the accompanying statement of operations.

Litigation

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. The Company currently has no pending litigation.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to date of the financial statements. As of December 31, 2007, the Company had no such investment.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

VARIANT RESEARCH CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

TOTAL STOCKHOLDER'S EQUITY		$ 1,122,226
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Excess cash on deposit with clearing organization	$ 6,055	
Prepaid expenses and other current assets	40,040	
Furniture and office equipment, net	9,851	
Other assets	12,309	68,255
Net capital before haircuts on securities positions		1,053,971
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Common stock		-
NET CAPITAL		$ 1,053,971
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 211,772
Less: Adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS		$ 211,772
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 100,000
Net capital		1,053,971
EXCESS NET CAPITAL		$ 953,971
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.20 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 930,212
Net audit adjustments		124,813
Increase in non-allowable assets		(1,054)
NET CAPITAL PER ABOVE		$ 1,053,971

VARIANT RESEARCH CORPORATION
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2007 was materially different as a result of the following:

Net capital as reported in Company's Part II (unaudited) Focus Report	$ 930,212
Plus:	
Reverse prior period accrued expenses	124,813
Decrease in non-allowable asset included in reversal of prior periods accrued expenses	5,000
Less:	
Increase in non-allowable asset for excess cash on deposit with clearing organization	(6,054)
Net capital per audited financial statements	$1,053,971

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED DECEMBER 31, 2007

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Variant Research Corporation

In planning and performing our audit of the financial statements of Variant Research Corporation (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is a more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency and a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company, and this report does not affect our report thereon dated January 28, 2008.

Throughout 2007, the Company included liabilities in accounts payable that were previously settled with the vendors and were no longer a liability of the Company. The Company continued to file their monthly financial statements as if the amounts were still owed, and the Company was not reconciling the accounts payable balance to the details which were readily available. During the audit procedures, it was determined that liabilities of approximately $130,000 were included in accounts payable that were not owed by the Company. We concluded that the Company's internal controls were not properly designed to ensure that all balance sheet accounts were reconciled prior to the filing of any financial statements, and that this significant design deficiency resulted in financial statements being filed with a material error in an account balance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahearn Jasco + Company, P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
January 28, 2008

END